UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Workiva Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98139A105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98139A105

1.	Name of Reporting Person: Matthew M. Rizai

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 3,281,437 (1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,243,883 (1)

		8.	Shared Dispositive Power: 885,109 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,281,437 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.3% (1)(3)

12.	Type of Reporting Person (See Instructions): IN

(1)    Shares owned include Class B common stock, as described below. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Assumes conversion of all shares of Class B common stock beneficially owned by Mr. Rizai into shares of Class A common stock.

(2)   Shares owned consist of (i) 1,867,058 shares of Class B common stock owned by Matthew Rizai TR UA DTD 03/04/1996 Matthew Rizai Revocable Trust; (ii) 160,000 shares of Class A common stock owned directly by Mr. Rizai; (iii) 885,109 shares of Class B common stock owned by Mr. Rizai and Svetlana Skopcenko as trustees u/a dated August 7, 2013 creating Marital Trust, of which Mr. Rizai has sole voting power and Mr. Rizai and Ms. Skopcenko have shared dispositive power; (iv) 150,000 shares of Class A common stock owned by Matthew Rizai TR UA DTD 03/04/1996 Matthew Rizai Revocable Trust; (v) 66,825 shares of Class A common stock that may be acquired within 60 days of this Statement upon the exercise of outstanding options; and (vi) 152,445 shares of Class B common stock owned by family trusts of which Barbara Schlaff is the trustee and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Rizai for so long as the family trusts hold such shares. Ms. Schlaff has sole dispositive power as to such shares.

(3)   Based on 29,014,665 shares of Class A common stock outstanding as of December 31, 2015, plus the number of shares of Class B common stock beneficially owned by Mr. Rizai and shares of Class A common stock that may be acquired by Mr. Rizai within 60 days upon the exercise of outstanding options, which are treated as converted into Class A common stock or exercised, as applicable, only for the purpose of computing the percentage ownership of Mr. Rizai. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. There were 11,933,784 shares of Class B common stock outstanding as of December 31, 2015, as reported by the issuer to the reporting person, including the 2,904,612 shares of Class B common stock beneficially owned by Mr. Rizai. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

Item 1.

	(a)	Name of Issuer: Workiva Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2900 University Blvd Ames, IA 50010 San Mateo, CA 94404

Item 2.

	(a)	Name of Person Filing: Matthew M. Rizai
	(b)	Address of Principal Business Office or, if none, Residence: Workiva Inc. 2900 University Blvd Ames, IA 50010
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 98139A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,281,437 (1)(2)
	(b)	Percent of class: 10.3% (1)(3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,281,437 (1)
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 2,243,883 (1)
		(iv)	Shared power to dispose or to direct the disposition of 885,109

(1)    Shares owned include Class B common stock, as described below. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Assumes conversion of all shares of Class B common stock beneficially owned by Mr. Rizai into shares of Class A common stock.

(2)   Shares owned consist of (i) 1,867,058 shares of Class B common stock owned by Matthew Rizai TR UA DTD 03/04/1996 Matthew Rizai Revocable Trust; (ii) 160,000 shares of Class A common stock owned directly by Mr. Rizai; (iii) 885,109 shares of Class B common stock owned by Mr. Rizai and Svetlana Skopcenko as trustees u/a dated August 7, 2013 creating Marital Trust, of which Mr. Rizai has sole voting power and Mr. Rizai and Ms. Skopcenko have shared dispositive power; (iv) 150,000 shares of Class A common stock owned by Matthew Rizai TR UA DTD 03/04/1996 Matthew Rizai Revocable Trust; (v) 66,825 shares of Class A common stock that may be acquired within 60 days of this Statement upon the exercise of outstanding options; and (vi) 152,445 shares of Class B common stock owned by family trusts of which Barbara Schlaff is the trustee and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Rizai for so long as the family trusts hold such shares. Ms. Schlaff has sole dispositive power as to such shares.

(3)   Based on 29,014,665 shares of Class A common stock outstanding as of December 31, 2015, plus the number of shares of Class B common stock beneficially owned by Mr. Rizai and shares of Class A common stock that may be acquired by Mr. Rizai within 60 days upon the exercise of outstanding options, which are treated as converted into Class A common stock or exercised, as applicable, only for the purpose of computing the percentage ownership of Mr. Rizai. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. There were 11,933,784 shares of Class B common stock outstanding as of December 31, 2015, as reported by the issuer to the reporting person, including the 2,904,612 shares of Class B common stock beneficially owned by Mr. Rizai. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	/s/ Matthew M. Rizai
Matthew M. Rizai